

Mail Stop 4631

January 22, 2010

By U.S. Mail

David Bullock
Chief Financial Officer
Graham Packaging Company Inc.
2401 Pleasant Valley Road
York, PA 17402

Re: Graham Packaging Company Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed January 15, 2010
File No. 333- 163956

Dear Mr. Bullock:

We have reviewed your filing and have the following comments.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations

Reorganization Adjustments, page 45

1.   We note your response to comment 10 in our letter dated January 13, 2010. Please clearly disclose how you are arriving at the assumed pro forma payment amounts. Please show the specific calculations.

Selected Financial Data, page 51

2.   Please include the per share information required by Instruction 2 to Item 301 of Regulation S-K.

Exhibits

3.   Please make arrangements with Deloitte and Touche LLP to provide a consent. Refer to Item 601(b)(23) of Regulation S-K. If their audit report in the next amendment still has a signed preface, the consent may have a signed preface as well, but their consent should be provided.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, staff accountant, at (202) 551-3692 or Rufus Decker, accounting branch chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Richard A. Fenyes, Esq. (Via Facsimile 212-455-2502)